Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Drop Water Corporation
850 Fiero Ln
San Luis Obispo, CA 93401
https://www.dropwater.co/

Up to $1,234,999.50 in Series A Preferred Stock at $0.70
Minimum Target Amount: $123,999.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Drop Water Corporation
Address: 850 Fiero Ln, San Luis Obispo, CA 93401
State of Incorporation: DE
Date Incorporated: December 19, 2013

Terms:

Equity

Offering Minimum: $123,999.40 | 177,142 shares of Series A Preferred Stock
Offering Maximum: $1,234,999.50 | 1,764,285 shares of Series A Preferred Stock
Type of Security Offered: Series A Preferred Stock
Purchase Price of Security Offered: $0.70
Minimum Investment Amount (per investor): $249.90

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives & Bonuses*</u>

<u>Time-Based Perks</u>

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 20% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 25% bonus shares

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 10% bonus shares

<u>Amount-Based Perks</u>

Tier 1 Perk: Invest $500+ and receive a drop water hat.

Tier 2 Perk: Invest $1,000+ and receive 2% bonus shares and a drop water hat.

Tier 3 Perk: Invest $5,000+ and receive 5% bonus shares and a drop water hat.

Tier 4 Perk: Invest $10,000+ and receive 7% bonus shares and drop water hat and a stainless steel drop water insulated water bottle.

Tier 5 Perk: Invest $25,000+ and receive 10% bonus shares and two stainless steel insulated drop water bottles and two drop water hats.

Tier 6 Perk: Invest $50,000+ and receive 15% bonus shares and five stainless steel drop water bottles and five drop water team hats.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Drop Water Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Preferred Stock at $0.70 / share, you will receive 110 shares of Series A Preferred Stock, meaning you'll own 110 shares for $70. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Drop Water is redefining beverage distribution by eliminating the need to ship water-a resource already available in most locations. Our advanced, user-friendly drink dispensing machines autonomously fill, seal, and dispense a wide variety of beverages using municipal water, offering chilled, filtered, and sterilized drinks on demand. With a mission to reduce plastic waste and transportation emissions, Drop Water provides a futuristic, sustainable, and scalable alternative to traditional bottled beverage models.

Business Model

Drop Water generates revenue by selling and leasing its proprietary drink dispensing machines and the consumables they use, including compostable cartons and flavor concentrates. Clients, including gyms, airports, and private clubs, either pre-purchase consumables or pay per use. The business benefits from high-margin consumable sales and machine servicing, with added value through analytics and fleet management tools accessible via a centralized dashboard. This recurring revenue model is designed to scale efficiently with each machine deployed.

Intellectual Property

Drop Water's innovation is protected by multiple patents, including U.S. Patent No. 10,540,840, which covers our compostable beverage cartons. Drop Water has nine issued or pending patents and views these as core to our product and technology. The Company does not license any intellectual property. Our unique, polyethylene- and aluminum-free containers are designed and assembled in the U.S.., easy to ship, stackable, and printable-ideal for sustainability-focused branding. Additionally, our proprietary machine design and manufacturing process enables us to control the entire supply chain and produce over 12,000 compostable cartons daily in a compact 12' x 12' space.

Below is a list of Patents, some issued, some pending.

397450-991100/US

397450-991101/US

397450-991102/US

397450-991110/US

397450-991111/US

397450-991130/US

397450-995110/WO

397450-995111/JP

397450-995112/JP

Corporate History

The company was originally incorporated in Delaware under the name Bottle Tree Water Corporation on December 19, 2013. On April 14, 2016, the company officially changed its name to Drop Water Corporation. This name change was subsequently filed and recognized in California on May 3, 2016.

Competitors and Industry

Competitors

The Company has several major competitors in the enhanced water market. Some of the top competitors in our industry include: Bevi, PepsiCo (Aquafina/SodaStream), Primo Water Corporation, Elkay, FloWater, MYX, and Boomerang.

Bevi is the industry leader and the Company's primary competition in the enhanced water industry, with an estimated tens of thousands of machines deployed and a strong presence in premium office hydration through its flavored water dispensing systems.

PepsiCo also owns significant market share and dominates the enhanced water market's bottled and home dispensing segments through Aquafina (flavored water options) and SodaStream (customizable carbonation and flavoring), catering to both on-the-go and at-home consumers.

FloWater, MYX, and Boomerang are direct competitors, focusing on dispensers with enhanced filtration, eco-friendly refill stations, customizable hydration systems, and sustainable bottling solutions, respectively. PepsiCo and Primo Water Corporation are publicly traded at approximately $230B and $3.5B, respectively.

Despite the present competitive landscape, the Company stands out in the enhanced water industry because it addresses the growing demand for sustainable and innovative hydration solutions with a dual-product strategy: the Drop Refill, a smart dispenser generating high recurring revenue through enhanced flavored water, and the Drop Duo, a unique compostable and/or recyclable bottling machine targeting eco-conscious retail and foodservice niches unserved by competitors. Drop Water is the only company attempting to capture the ready to drink beverage market with this unique fill and seal on demand at the customer approach.

Industry

Drop Water competes with the traditional bottled water and packaged beverage industry by offering an on-demand, customizable alternative that reduces reliance on single-use plastic bottles as well as with The global bottled water market alone is projected to reach USD 371 billion in 2025 growing at 6-7% annually (per Grand View Research), and Drop Water targets a slice of this by providing a more sustainable option for offices, hotels, and airports, gyms other commercial spaces.

Source: https://www.grandviewresearch.com/industry-analysis/bottled-water-market

Current Stage and Roadmap

Current Stage

The Company's Drop Refill is available to the public via our website. The Drop Refill, a smart dispenser for enhanced flavored water, is currently in the pilot manufacturing phase, with prototypes developed and preparations underway for an initial launch of 130 units in 2025, as validated by pilot commitments from key customers like BlueStart Refreshments. The Company's Drop Duo is currently on the market and generating sales, with the prototype phase completed and orders now being fulfilled for this compostable bottling machine, designed to serve eco-conscious retail and foodservice applications with its innovative point-of-sale bottling technology.

Future Roadmap

The Company's efforts for the next few years will be focused on launching new product lines and growing our distribution network. We have several new product launches planned over the next 12 months, including: the commercial rollout of the Drop Refill, a smart dispenser for enhanced flavored water targeting office and commercial spaces, the launch of a line of gym-specific boosts to be integrated into the Drop Refill machine for fitness-focused customers, and the expansion of the Drop Duo, our compostable bottling machine, into additional eco-conscious retail and foodservice markets.

The Team

Officers and Directors

Name: Scott Edwards

Scott Edwards's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Secretary, Board Member
  Dates of Service: December, 2013 - Present
  Responsibilities: Scott is CEO and founder. He leads company direction, product development and takes out the trash. He receives a salary of $150,000 and owns 5,068,838 common shares granted on March 16th, 2016 that are fully vested but have not been bought yet. Scott had 166,525 preferred A shares converted in November 2022. He owns 2.16M shares of common stock from the original issuance.

Name: Andrew Preston

Andrew Preston's current primary role is with Stratavision. Andrew Preston currently services 5 to 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: April, 2020 - Present
  Responsibilities: Andrew serves as the Chief Financial Officer. He receives annual pay of $36,000 and 100,000 options.

Other business experience in the past three years:

- Employer: Stratavision
  Title: Chief Financial Officer
  Dates of Service: January, 2020 - Present
  Responsibilities: Andrew serves as Chief Financial Officer.

Other business experience in the past three years:

- Employer: VCVG, Inc.
  Title: Consultant
  Dates of Service: January, 1995 - Present
  Responsibilities: Andrew serves a fractional CFO, performing advisory work.

Name: Britni Edwards

Britni Edwards's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President
  Dates of Service: March, 2017 - Present
  Responsibilities: Britni is the Company' co-founder and President. She receives an annual pay of $125,000 and owns 230,582 options.

Name: Grant Morgan

Grant Morgan's current primary role is with One Dream Ventures. Grant Morgan currently services 1 to 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: October, 2021 - Present
  Responsibilities: Grant is a member of Board of Directors. He does not receive compensation.

Other business experience in the past three years:

- Employer: One Dream Ventures
  Title: Managing Partner, Founder
  Dates of Service: June, 2024 - Present
  Responsibilities: Grant runs ODV, a proptech venture studio building B2B SaaS and AI startups for the global real

estate and construction industries.

Other business experience in the past three years:

- Employer: One Dream Ventures LLC
  Title: Partner
  Dates of Service: April, 2023 - March, 2024
  Responsibilities: Grant served as one of the partners at One Dream Ventures LLC, a consulting entity.

Other business experience in the past three years:

- Employer: R-Zero Systems, Inc.
  Title: CEO, Co-founder
  Dates of Service: April, 2020 - October, 2022
  Responsibilities: Grant served as CEO of R-Zero

Name: Thomas Proulx

Thomas Proulx's current primary role is with 1047 Games, Inc.. Thomas Proulx currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: March, 2016 - Present
  Responsibilities: Thomas is a board member and adviser. He does not receive compensation.

Other business experience in the past three years:

- Employer: 1047 Games, Inc.
  Title: Chairman of the Board & CFO
  Dates of Service: June, 2017 - Present
  Responsibilities: Chairman of the Board & CFO

Name: James Walker

James Walker's current primary role is with Draper Associates. James Walker currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: June, 2022 - Present
  Responsibilities: James represents Draper Associates on the board. He does not receive compensation.

Other business experience in the past three years:

- Employer: Draper Associates
  Title: Principal
  Dates of Service: September, 2020 - Present
  Responsibilities: James is on the investment team.

Name: Charles Burckmyer

Charles Burckmyer's current primary role is with Culligan International. Charles Burckmyer currently services 1 to 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: June, 2018 - Present
  Responsibilities: Charles is a Board Member representing the investment of Culligan International, and is a mentor. He does not receive compensation.

Other business experience in the past three years:

- Employer: Culligan International
  Title: VP Corporate Development
  Dates of Service: May, 2017 - Present
  Responsibilities: M&A executive

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide

more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Series A Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your

investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval’s that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, ifwe make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted

by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Belagrasco Investments, LLC (Owned and managed by William Edwards via Belagrasco Holdings, LLC)	1,800,000	Common Stock	36.3116%
Belagrasco Investments, LLC (Owned and managed by William Edwards via Belagrasco Holdings, LLC)	707,734	Series A-1 Preferred Stock	
Belagrasco Investments, LLC (Owned and managed by William Edwards via Belagrasco Holdings, LLC)	832,625	Series A-2 Preferred Stock	
Belagrasco Investments, LLC (Owned and managed by William Edwards via Belagrasco Holdings, LLC)	6,060,606	Series Seed Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series Seed Preferred Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,764,285 of Series A Preferred Stock.

Common Stock

The amount of security authorized is 45,500,000 with a total of 15,374,420 outstanding.

Voting Rights

One vote per share.

Material Rights

The total number of outstanding shares includes 7,235,847 shares issued and 3,511,257 reserved for issuance under the 2014 Equity Incentive Plan.

Series A-1 Preferred Stock

The amount of security authorized is 514,145 with a total of 514,145 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Series A-1 Preferred Stock.

Series A-2 Preferred Stock

The amount of security authorized is 2,360,489 with a total of 2,360,489 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Series A-2 Preferred Stock.

Series Seed Preferred Stock

The amount of security authorized is 10,060,701 with a total of 10,060,701 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Series Seed Preferred Stock.

Series A Preferred Stock

The amount of security authorized is 14,862,408 with a total of 8,327,036 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Series A Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series A Preferred Shares

Type of security sold: Equity
Final amount sold: $7,590,982.00
Number of Securities Sold: 11,201,670
Use of proceeds: R&D of flavors, Drop Duo and Drop Refill as well as G&A, and team.
Date: November 20, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $106,434 compared to $48,249 in fiscal year 2024. The decrease was primarily due to higher machine sales in 2023, whereas 2024 was focused on developing and launching a new machine. Most 2024 deployments were pilot programs with strategic customers. These pilots are beginning to convert into sales in 2025-for example, the Boston Convention Center purchased four machines in Ql 2025 following a six-month pilot valued at over $50,000.

Cost of Sales

Cost of Sales for fiscal year 2023 was $136,642 compared to $119,451 in fiscal year 2024. The increase was driven by the high upfront costs associated with executing multiple pilot programs, which required delivering machines to key customer locations without immediate revenue in return. These investments were made to enter high-value accounts with long-term potential.

Gross Margins

Gross margins for fiscal year 2023 were -$30,208 compared to -$71,202 in fiscal year 2024. The significant decline was due to the company's strategic decision to focus on pilot programs for enterprise customers in 2024. These pilots had high costs and did not yet contribute to revenue, negatively impacting short-term margins.

Expenses

Expenses for fiscal year 2023 were $1,851,865 compared to $1,985,769 in fiscal year 2024. Expenses remained relatively stable year-over-year, as the company continued to invest in R&D and customer pilots to refine product-market fit.

Historical results and cash flows:

Drop Water is currently in the pre-production stage and is generating limited revenue. We believe the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have been focused on the R&D phase for the past few years, honing in our tech. Past cash was primarily generated through equity investments. Our goal is to be cash flow positive by Ql 2026. Historically, we built around 30 Drop Duos as a pre-production run and slowly deployed those as we updated software and components to create the most reliable product possible. Product development was the priority, not sales. Now that we are at a point where we are confident with our products, our priority is shifting to growth and making a return.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2025, the Company has $720K cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunging campaign; however, to accelerate growth and capitalize on our traction, a Reg CF raise could be strategic, adding capital and community support to scale faster.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 55% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate the Company will be able to operate profitably in January 2026 with a beginning balance of $500k. This is based on a current monthly burn rate of $140,000 for expenses related to salaries; inventory; and R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate profitably in January 2026 with a beginning balance of $1.3M. This is based on a current monthly burn rate of $140,000 for expenses related to salaries; inventory; and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Scott Edwards the CEO is willing to invest additional capital if needed to ensure the company reaches it goals.

Indebtedness

- Creditor: Belagrasco Investments LLC
  Amount Owed: $4,500,000.00
  Interest Rate: 1.0%
  Maturity Date: January 01, 2033
  Between 2020 and 2022, the Company borrowed a total of $4.5 million from Belagrasco Investments LLC. The loan is unsecured and provided on the most favorable terms, with interest accruing at the lower of the minimum annual compounding Applicable Federal Rate (AFR) or 1%. The maturity date is no later than 30 days following the lender's demand for repayment, which may be made any time after January 1, 2033. Belagrasco Investments LLC is owned by William Edwards, who is the father of Scott Edwards, the Company's Chief Executive Officer.

Related Party Transactions

- Name of Entity: Belagrasco Investments LLC
  Names of 20% owners: William Edwards
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $4,500,000
  Material Terms: Between 2020 and 2022, the Company borrowed a total of $4.5 million from Belagrasco Investments LLC. The loan is unsecured and provided on the most favorable terms, with interest accruing at the lower of the minimum annual compounding Applicable Federal Rate (AFR) or 1%. The maturity date is no later than 30 days following the lender's demand for repayment, which may be made any time after January 1, 2033. Belagrasco Investments LLC is owned by William Edwards, who is the father of Scott Edwards, the Company's Chief Executive Officer.

Valuation

Pre-Money Valuation: $25,645,753.70

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.40 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Reg CF Campaign Marketing
  18.5%
  Targeted marketing campaigns will be used to get the word out.

- Inventory
  58.0%
  Producing Machines will be the main focus with this capital

- StartEngine Service Fees
  16.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  5.0%
  Some R&D to reduce COGS at our larger run in August, think tooling up for injection molded parts, validation of those parts, and additional flavor development.

- Inventory
  32.0%
  This is our focus, we have customers that want machines, we need to make them!

- Company Employment
  32.0%
  The team makes everything happen. We'd also bring on a sales guy full time so the CEO and President can have more firepower on that front.

- Working Capital
  14.0%
  We're planning on having a cash reserve for unforeseen trouble.

- StartEngine Reg CF Campaign Marketing
  4.0%
  Targeted marketing campaigns will be used to get the word out.

- Other
  5.5%
  Industry shows, such as NAMA, NACUFS, and pilots to key operators like Canteen, Compass Group, Sadexo and more. We need to get this product in the hands of companies that can place thousands of these.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.dropwater.co/ (dropwater.co/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/drop-water

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Drop Water Corporation

[See attached]

Drop Water Corporation
(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Drop Water Corporation's Management

We have reviewed the accompanying financial statements of Drop Water Corporation (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
April 26, 2025

DROP WATER CORPORATION
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

		As of December 31,	
		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	1,045,737	2,694,229
Accounts Receivable		7,986	4,000
Inventory		412,188	496,609
Interest Receivable		12,438	12,438
Prepaid Expense		10,705	-
Other Current Assets		47,930	47,930
Total Current Assets		1,536,984	3,255,206
Non-Current Assets:			
Fixed Assets - Net	$	1,044,687	1,059,831
Intangible Assets - Net		45,748	51,330
Notes Receivable		99,968	99,968
Revenue Share Assets - Net		103,357	42,497
Right of Use Asset		354,588	537,383
Total Non-Current Assets		1,648,348	1,791,009
TOTAL ASSETS		3,185,332	5,046,215
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	1,214	16,298
Accrued Expense		2,041	271
Deferred Revenue		8,444	-
Loan Payable - Current		-	2,043
Lease Liability - Short Term		152,884	146,185
Total Current Liabilities		164,583	164,798
Non-Current Liabilities:			
Lease Liability - Long Term	$	182,280	335,163
Loan Payable - Related Party		4,675,177	4,628,888
Other Non-Current Liabilities		27,634	27,634
Total Non-Current Liabilities		4,885,091	4,991,686
TOTAL LIABILITIES		5,049,674	5,156,483
EQUITY			
Common Stock		463	463
Series A Preferred Stock		833	833
Series A1 Preferred Stock		51	51
Series A2 Preferred Stock		236	236
Series Seed Preferred Stock	$	1,006	1,006
Additional Paid-In Capital		11,009,844	11,009,844
APIC - Stock Options		169,644	85,033
Accumulated Deficit		(13,046,419)	(11,207,734)
TOTAL EQUITY		(1,864,342)	(110,269)
TOTAL LIABILITIES AND EQUITY	$	3,185,332	5,046,215

See Accompanying Notes to these Unaudited Financial Statements

DROP WATER CORPORATION
STATEMENT OF OPERATIONS

		Year Ended December 31,	
		2024	**2023**
Revenues			
Sales Revenue	$	48,249	106,434
Cost of Goods Sold		(119,451)	(136,642)
Gross Profit		(71,202)	(30,208)
Operating Expenses			
Payroll Expenses	$	1,182,509	978,291
Research and Development Expense		-	-
General and Administrative		365,606	271,800
Legal and Professional		223,646	339,529
Operating Lease Expense		189,648	189,648
Advertising and Promotion		3,635	30,369
Depreciation		15,144	33,269
Amortization		5,581	8,957
Total Operating Expenses		**1,985,769**	**1,851,865**
Total Loss from Operations		**(2,056,971)**	**(1,882,073)**
Other (Expense)			
Interest Income	$	-	-
Dividend Income		92,099	93,960
Other Income		172,304	-
Other Expense		(53,500)	(48,828)
Total Other Income (Expense)		**210,903**	**45,131**
Net Income (Loss)	**$**	**(1,846,068)**	**(1,836,941)**
Earnings Before Income Taxes, Depreciation, and Amortization		**(1,825,342)**	**(1,794,714)**
Net Income (Loss)	**$**	**(1,846,068)**	**(1,836,941)**

See Accompanying Notes to these Unaudited Financial Statements

DROP WATER CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Series A Preferred Stock		Series A1 Preferred Stock		Series A2 Preferred Stock		Series Seed Preferred Stock			APIC - Stock options	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	APIC			
Beginning balance at 1/1/23	4,627,316	463	7,990,586	799	514,145	51	2,360,489	236	10,060,701	1,006	10,772,204	26,457	(9,344,488)	1,456,728
Issuance of Preferred Stock	-	-	336,450	34	-	-	-	-	-	-	237,640	-	-	237,674
Additional Paid in Capital	-	-	-	-	-	-	-	-	-	-	-	58,576	-	58,576
Prior Period Adjustment	-	-	-	-	-	-	-	-	-	-	-	-	(26,306)	(26,306)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	-	(1,836,941)	(1,836,941)
Ending balance at 12/31/23	4,627,316	463	8,327,036	833	514,145	51	2,360,489	236	10,060,701	1,006	11,009,844	85,033	(11,207,734)	(110,269)
Issuance of Common Stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-	-	-	-	-	84,611	-	84,611
Prior Period Adjustment	-	-	-	-	-	-	-	-	-	-	-	-	7,383	7,383
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	-	(1,846,068)	(1,846,068)
Ending balance at 12/31/24	4,627,316	463	8,327,036	833	514,145	51	2,360,489	236	10,060,701	1,006	11,009,844	169,644	(13,046,419)	(1,864,342)

See Accompanying Notes to these Unaudited Financial Statements

DROP WATER CORPORATION
STATEMENT OF CASH FLOWS

		Year Ended December 31,	
		2024	**2023**
OPERATING ACTIVITIES			
Net Income (Loss)	$	(1,846,068)	(1,836,941)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior Period Adjustment		7,383	(26,306)
Depreciation		15,144	33,269
Amortization		5,581	8,957
Accounts Receivable		(3,987)	(2,804)
Inventory		84,421	(362,560)
Prepaid Expense		(10,705)	-
Other Current Asset		-	(8,546)
Accounts Payable		(15,084)	13,196
Accrued Expense		1,770	271
Deferred Revenue		8,444	-
Right of Use Asset		182,796	(537,383)
Lease Liability		(146,185)	481,349
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		129,578	(400,557)
Net Cash provided by (used in) Operating Activities		(1,716,489)	(2,237,498)
INVESTING ACTIVITIES			
Fixed Assets - Net		-	(26,476)
Revenue Share Assets - Net	$	(60,860)	(42,497)
Net Cash provided by (used in) Investing Activities		(60,860)	(68,973)
FINANCING ACTIVITIES			
Loan Payable	$	(2,043)	(7,834)
Loan Payable - Related Party		46,289	45,831
Series A Preferred Stock		-	34
Additional Paid-In Capital		-	230,222
APIC - Stock Options		84,611	58,576
Net Cash provided by (used in) Financing Activities		128,857	326,828
Cash at the beginning of period		2,694,229	4,673,872
Net Cash increase (decrease) for period		(1,648,492)	(1,979,643)
Cash at end of period		1,045,737	2,694,229

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Drop Water Corporation ("the Company") was incorporated in Delaware on December 19, 2013, as Bottle Tree Water Corporation, and on April 14, 2016, changed its name to Drop Water Corporation. The company has been focused on developing technology to bottle beverages at the point of sale, using self-service machines that allow customers to refill their own bottles with filtered water. The company has shifted focus to a new product called Drop Refill. This enhanced water dispenser which targets offices, corporate campuses, higher education, airports, gyms, resorts, and more in the United States and internationally. The Drop Refill focuses on providing filtered water in a simplified format, designed to reduce complexity and improve efficiency. Drop Water Corporation is located in San Luis Obispo, CA.

The company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $2,694,229 and $1,045,737 in cash and cash equivalents as of December 31, 2023 and December 31, 2024, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. As of December 31, 2023 and 2024, the Company does not deem an allowance necessary.

As of December 31, 2023 and 2024, the accounts receivable amounts to $4,000 and $7,986, respectively.

<u>Inventory</u>

Inventory consisted primarily of raw materials, work-in-process and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and December 31, 2024 consisted of the following: raw materials $3,875, $22,806, work-in-process $85,660, $76,188 and finished goods $407,073, $313,194, respectively.

<u>Fixed Assets - Net</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**2023**	**2024**
Office Equipment	5	54,049	54,049
Tenant Improvement	5-7	43,256	43,256
Automobile	5	56,791	56,791
Bottle Manufacturing Assets	None*	1,034,264	1,034,264
Machine and Equipment	5	46,917	46,917
Less Accumulated Depreciation		(175,445)	(190,589)
Totals		**1,059,831**	**1,044,687**

**Depreciated using units of production*

Revenue Share Assets – Net

The company retains ownership of the machines, which are classified as revenue share assets. Under the terms of the customer contract, the customer assumes responsibility for risks such as theft, vandalism, and fire. These assets are not included under Property, Plant, and Equipment (PPE), but are instead presented as a separate class. The company amortizes these assets based on usage tied to sales, rather than recording depreciation, with the corresponding expense recognized in cost of goods sold (COGS). As of December 31, 2023 and December 31, 2024, the Revenue Share Assets-Net amounted to $42,497 and $103,357, respectively.

Intangible Assets

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for their organization costs and patent acquisition costs. These assets are amortized over a period of 15 years on a straight-line basis. These assets are considered to provide long-term economic benefits to the company. As of December 31, 2023 and December 31, 2024, the total balance of intangible assets amounted to $51,330 and $45,748, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through the sale of the Drop Duo machine, Drop Carton products, Drop Flavors, and Drop Refill products. Payments are generally collected immediately, except for the Drop Duo machine, for which payment is typically collected upon installation. If payment is received in advance for any product, the Company typically delivers the items within 24 hours. The Company is actively working on pilot programs with operators and distributors as part of a strategic shift to sales in the coming years. These efforts are aimed at transitioning from one-off machine sales to broader commercial deployments across multiple locations.

The Company's primary performance obligations are: (1) for the Drop Duo machine, to deliver and install the machine and ensure it operates in accordance with its advertised specifications and intended functionality; and (2) for Drop Carton, Drop Flavors, and Drop Refill products, to deliver products as promised that are compatible with the Drop Duo machine and meet agreed-upon or advertised specifications.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of parts, supplies, office supplies, insurance, dues and subscription, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

	Total Incentive Units	Weighted Average Fair Value
Total Incentive Units Outstanding, January 1, 2023	6,429,888	$0.00
Granted	495,235	$0.00
Exercised	-	-
Expired / Cancelled	(20,000)	$0.00
Total Incentive Units Outstanding, December 31, 2023	6,906,123	$0.00
Granted	366,267	$0.00
Exercised	-	-
Expired / Cancelled	(36,643)	$0.00
Total Incentive Units Outstanding, December 31, 2024	7,235,847	$0.00

	Nonvested Incentive Units	Weighted Average Fair Value
Nonvested Incentive Units, January 1, 2023	1,399,898	$0.00
Granted	496,235	$0.00
Exercised	-	-
Vested	(282,118)	$0.00
Expired / Cancelled	(20,000)	$0.00
Total Nonvested Incentive Units, December 31, 2023	1,594,016	$0.00
Granted	366,367	$0.00
Exercised	-	-
Vested	(394,806)	$0.00
Expired / Cancelled	(36,643)	$0.00
Total Nonvested Incentive Units, December 31, 2024	1,528,934	$0.00

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States. The Company has incurred cumulative losses for the past two years and has not recorded any current income tax expense for the years ended December 31, 2023 and 2024.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company borrowed $4,500,000 from Belagrasco Investments LLC. Belagrasco Investments LLC is owned by William Edwards, the father of the CEO of the Company, Scott Edwards. See note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On June 25, 2020, the Company entered into a standard industrial/commercial multi-tenant lease with Valladao Properties, LLC for an approximate 7946-square-foot property located in Redwood City, California. The original term of the lease was for a period of five years commencing on September 1, 2020 and ending on November 30, 2025. On January 18, 2022 the company executed an amendment to its lease agreement in which the Company subleased 7,750 square feet of the property to Skyfront Corp. Subsequent to this sublease arrangement, Skyfront Corp. assumed responsibility for 97% of the total contractual lease payments. Notably, the company does not recognize any revenue or expense related to this sublease activity within its financial statements.

On January 26, 2022, the Company entered into a standard industrial/commercial multi-tenant lease with Len Family Trust for an approximate 9400-square-foot property located in San Luis Obispo. The original term of the lease was for a period of five years commencing on March 1, 2022 and ending on February 28, 2027.

	Year Ending
Lease expense	2024-12
Operating lease expense	189,648
Total	189,648
Other Information	
Operating cash flows from operating leases	590,078
ROU assets obtained in exchange for new operating lease liabilities	898,679
Weighted-average remaining lease term in years for operating leases	2.15
Weighted-average discount rate for finance leases	0.00%
Weighted-average discount rate for operating leases	1.71%
Maturity Analysis	Operating
2025-12	157,207
2026-12	157,541
2027-12	26,449
2028-12	0.00
2029-12	0.00

Thereafter	0.00
Total undiscounted cash flows	341,198
Less: present value discount	(6,034)
Total lease liabilities	335,163

NOTE 5 – LIABILITIES AND DEBT

Loan Payable – Related Party – Between 2020 and 2022, the Company borrowed a total of $4.5 million from Belagrasco Investments LLC. The loan is unsecured and provided on the most favorable terms, with interest accruing at the lower of the minimum annual compounding Applicable Federal Rate (AFR) or 1%. The maturity date is no later than 30 days following the lender's demand for repayment, which may be made any time after January 1, 2033. Belagrasco Investments LLC is owned by William Edwards, who is the father of Scott Edwards, the Company's Chief Executive Officer.

Loan Payable – On April 17, 2019, the Company entered into an auto loan agreement for $32,194, net of a $10,000 down payment. The loan carried an interest rate of 8%. As of December 31, 2024, the auto loan has been fully repaid.

Debt Summary

				For the Year Ended December 2023			For the Year Ended December 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Debt	Current Portion	Non-Current Portion	Total Debt
Loan Payable – Related Party	4,500,000	AFR or 1%, whichever is lower	2033	-	4,628,888	4,628,888	-	4,675,177	4,675,177
Loan Payable	32,194	8%	2024	2,043	-	2,043	-	-	-
Total				2,043	4,628,888	4,630,931	-	4,675,177	4,675,177

NOTE 6 – EQUITY

The Company has authorized 45,500,000 of common shares with a par value of $0.0001 per share. 4,627,316 shares were issued and outstanding as of 2023 and 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized a total of 27,797,743 preferred shares with a par value of $0.0001 per share. Of the authorized preferred stock of the Company, 14,862,408 are designated as Series A Preferred Stock, 514,145 as Series A-1 Preferred Stock, 2,360,489 as Series A-2 Preferred Stock, and 10,060,701 as Series Seed Preferred Stock. As of 2023 and 2024, the Company has issued and outstanding the following: 8,327,036 Series

A Preferred Stock, 514,145 Series A1 Preferred Stock, 2,360,489 Series A2 Preferred Stock, 10,060,701 Series Seed Preferred Stock.

Voting: Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock.

Dividends: The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable solely in shares of Common Stock) in any calendar year unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, dividends on each outstanding share of Preferred Stock.

Conversion: Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock.

409A Valuation

As of February 29, 2024, a valuation of the Subject Interest was conducted, concluding that the Company's Fair Market Value (FMV) and Fair Value (FV) on a minority, non-marketable basis is $0.10 per share. This conclusion is based on the data and representations provided by management and is subject to the assumptions and limitations outlined in the full valuation report, completed on April 23, 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 26, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF DROP WATER

Sustainable Drinks to Drown Out Global Polluters

Drop Water designs and manufactures patented drink machines, compostable packaging and a wide range of flavor and boosts. Our machines live in airports, gyms, and event venues—and we just sold four units to Levy Restaurants after a six-month pilot at the Boston Convention Center.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


dropwater

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$0.70 Per Share

MIN INVEST
$249.90

VALUATION
$25.65M

REASONS TO INVEST

- Local Drinks, No Wasteful Shipping: Our patented machines use local water to fill compostable cartons or reusable bottles on-site—no shipping, no plastic bottles, just convenient hydration where it's needed most.

- Team, Industry Recognition: Guided by the creator of Minute Key (acquired by Redbox/Coinstar), Drop Water has earned certifications from NSF, CDPH, and NAMA—and took 2nd place out of 7,000+ startups in the FedEx Small Business Grant.

- Real Traction, Big Plans: We're converting pilot customers into buyers—like our $50K+ sale to Levy Restaurants in Q1 2025—and scaling toward U.S. manufacturing and national distribution by 2026. Our machines can be found in the San Jose Airport, Cincinnati Airport, Newark Airport, San Luis Obispo airport, gyms, clubs, and hotels across the United States. We have multi-year contracts in place and are expanding fast.

TEAM



Scott Edwards • CEO, Secretary, Board Member

Scott's love for the outdoors and experience in the robotics and packaging disciplines has led to an obsession to push the consumer beverage industry into a sustainable future.

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Andrew Preston • Chief Financial Officer

Andrew Preston has held executive roles at public and venture-backed companies, participated in fundraising efforts, and been involved in multiple acquisitions. He currently advises or supports tech firms like StrataVision and Vantiq.
Andrew spends 5 to 10 hours a week on Drop Water.

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Britni Edwards • President

Britni Edwards, President of Drop Water, drives sustainable beverage innovation. A Cal Poly grad, she honed skills at GoPro before leading Drop Water's eco-friendly vending machine efforts.

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Grant Morgan • Board Member

Grant is a serial entrepreneur and investor with experience building world class teams and technologies.
Grant spends 1 to 2 hours per week on Drop Water.

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Thomas Proulx • Board Member

Tom Proulx co-founded Intuit and created Quicken while at Stanford, later helping launch QuickBooks and acquire TurboTax. He's advised or served on boards of several startups, including Drop Water and 1047 Games, and remains active in tech and adventure racing.
Thomas spends 1 hour a week on Drop Water.

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James Walker • Board Member

James is a Principal on the investment team at Draper Associates. He was formerly a corporate attorney with Latham & Watkins in Silicon Valley, where he specialized in emerging company matters and venture financing transactions.
James has a bachelor's degree in business-economics and psychology from the University of California Santa Barbara, a J.D. from Duke University School of Law and an M.B.A. from Columbia Business School.

James spends 1 hour a week on Drop Water.

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Charles Burckmyer • Board Member

Private equity and corporate development executive for 15 years. Charles spends 1 to 2 hours a week on Drop Water.

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THE PITCH

Sustainable Hydration

Drop Water builds autonomous drink machines that turn local tap water into custom beverages in compostable cartons or reusable containers. With patented tech, strong demand, and a U.S. supply chain, we're expanding sustainable hydration across high-traffic venues.


dropwater
Both recyclable and compostable

THE PROBLEM & OUR SOLUTION

The Beverage Industry Today

The beverage industry ships massive volumes of bottled drinks—most of which are consumed near a tap. That shipping burns fuel, creates waste, and inflates costs. Meanwhile, more than 500 billion plastic bottles are used each year, most of them single-use.

> "The biggest plastic polluting companies on the planet are beverage companies, it's a fact."
> green.org




Photo: Taken by Scott Edwards, CEO of Drop Water in 2015 on the north shore of Kauai


CO2
Current Model

The current distribution model relies on mass amounts of weight and volume shipped and fuel and man-hours to execute.
This is inefficient and unsustainable.


Is there a more efficient way?

Drop Water makes hydration smarter. Our machines hook into existing water lines and deliver filtered, chilled, flavored drinks—still or sparkling—on demand.

They dispense into compostable paper cartons or refillable bottles, cutting out single-use plastic and long-haul shipping. Each machine includes remote monitoring for fleet management, and we handle everything from flavor supply to hardware maintenance. Drop Duo is currently available on the market. Drop Refill is available via our website in a limited-release capacity and is currently in pilot manufacturing, with full launch preparations underway

We make exceptional drinks to solve sustainability concerns in the beverage market.

Drop Water focuses on profitability, designing sleek, user-friendly machines that aim to deliver strong returns for us and our partners.

Enhanced Bottle Filling Machines



Grab and Go Bottled Drink Factory



Our Drop Duo machines are like mini drink factories.



- ☑ Autonomously fills, seals and dispenses
- ☑ No more shipping water
- ☑ Chills, filters, and sterilizes water to perfection
- ☑ Packaged and refill options
- ☑ Taps into the municipal water supply

Drop Refill is the Ultimate Hydration Solution



- Massive Capacity: 4000 servings, 10 concentrates
- Advanced Filtration
- Chills, filters, and sterilizes water to perfection
- Sparkling, Still Cold, Still Ambient and Hot
- Compact Design: 18W x 19D x 68H

Drop Water is targeting a wide range of verticals with tens of thousands of potential locations.


droprefill


Target Locations: Gyms


Target Locations: Hotels


dropwater
Customize Drink
CONFIRM ORDER
Target Locations: Corporate Campuses


Target Locations: Co-Working Spaces

**Images are computer-generated. Drop Duo is currently available on the market. Drop Refill is available via our website in a limited-release capacity and is currently in pilot manufacturing, with full launch preparations underway*

the MARKET & OUR TRACTION

The Bottled Water Industry

The bottled water industry is valued at over $300 billion globally, but it's under pressure from consumers and institutions looking for alternatives to plastic. Drop Water is targeting venues where bottled drinks are sold today—airports, gyms, resorts, campuses—with a system that's cleaner and more efficient.

Our machines are already running at San Jose International Airport, Discovery Land Company properties, and multiple gyms. In Q1 2025, we secured a $50K+ order from Levy Restaurants after a successful pilot at the Boston Convention Center. Machines in operation today are displacing thousands of plastic bottles each month.

Designed to scale



With our proprietary manufacturing equipment, we control the supply chain and can make over 12,000 compostable cartons a day in a 12ft x 12ft space.

Manage machines from an online dashboard.


dropwater
Inventory

- Analytics
- Inventory
- Manual Controls
- Admin Mgmt
- Fleet overview

Our main competitors are bottled beverage companies and refill station providers.

We don't ship water. Our machines make the drinks on-site using filtered tap water. Our patented paper cartons are stackable, brandable, and compostable—and we manufacture them ourselves in the U.S. That control lets us scale faster and cheaper.

Making sustainable materials possible.


PATENT #10,540,840
dropwater

Soy Ink or Craft

- 100% Compostable (Guilt-Free)
- Stacks like a cup (200 / cubic foot)
- Easy to print on (advertising)
- Patent protected
- No Polyethylene, No Aluminum

ACHIEVEMENTS AND RECOGNITION

- 2nd Place out of 7,000+ in the FedEx Small Business Grant
- NSF Certified Chiller and Fillerhead
- Certified by CDPH and NAMA
- U.S. Patent #10,540,840 for compostable drink packaging
- Featured installations at major venues and resorts

TESTIMONIALS*
“We’ve used Drop Water for years now and love the product and the team.”
— Megan Kennedy, Property Manager, San Jose International Airport

“We need machines at all our clubs.”
— Mike Meldman, Founder, Discovery Land Properties

“Drop Water helped my property become more environmentally cognitive… allowing us to offer 100% compostable bottled water… Guests loved the convenience and taste.”
— Samantha Dees, GM, Hampton by Hilton Paso Robles

**These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

WHY INVEST

Join Us On Our Journey!

Drop Water is reshaping how drinks are delivered in public spaces—with less waste, more flexibility, and no need to ship water. With growing customer demand, pilot-to-sale traction, and a clear roadmap to scale U.S. production, now is the time to join us in building a smarter beverage future.


dropwater
FSC Certified Paper.
Made NOT to last.

ABOUT

HEADQUARTERS

850 Fiero Ln
San Luis Obispo, CA 93401

WEBSITE

View Site

Drop Water designs and manufactures patented drink machines, compostable packaging and a wide range of flavor and boosts. Our machines live in airports, gyms, and event venues—and we just sold four units to Levy Restaurants after a six-month pilot at the Boston Convention Center.

TERMS

Drop Water

Overview

PRICE PER SHARE

$0.70

VALUATION

$25.65M

DEADLINE

Aug. 27, 2025 at 6:59 AM UTC

FUNDING GOAL

$124K - $1.23M

Breakdown

MIN INVESTMENT

$249.90

OFFERING TYPE

Equity

MAX INVESTMENT

$1,234,999.50

SHARES OFFERED

Series A Preferred Stock

MIN NUMBER OF SHARES OFFERED

177,142

MAX NUMBER OF SHARES OFFERED

1,764,285

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$3,185,332	$5,046,215
Cash & Cash Equivalents	$1,045,737	$2,694,229
Accounts Receivable	$7,986	$4,000
Short-Term Debt	$164,583	$164,798
Long-Term Debt	$4,885,091	$4,991,686
Revenue & Sales	$48,249	$106,434
Costs of Goods Sold	$119,451	$136,642
Taxes Paid	$0	$0
Net Income	-$1,846,068	-$1,836,941

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 20% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 25% bonus shares

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $500+ and receive a drop water hat.

Tier 2 Perk: Invest $1,000+ and receive 2% bonus shares and a drop water hat.

Tier 3 Perk: Invest $5,000+ and receive 5% bonus shares and a drop water hat.

Tier 4 Perk: Invest $10,000+ and receive 7% bonus shares and drop water hat and a stainless steel drop water insulated water bottle.

Tier 5 Perk: Invest $25,000+ and receive 10% bonus shares and two stainless steel insulated drop water bottles and two drop water hats.

Tier 6 Perk: Invest $50,000+ and receive 15% bonus shares and five stainless steel drop water bottles and five drop water team hats.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Drop Water Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Preferred Stock at $0.70 / share, you will receive 110 shares of Series A Preferred Stock, meaning you'll own 110 shares for $70. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

This all started in 2012, a long time ago. And I was a naive young student at Cal Poly thinking that I could make the world a more sustainable place by displacing plastic bottles. And I wanted to use my education not to make more of those, but to do something that could push the indstry in a more sustainable future. You know, I learned at Cal Poly that really the only reason for packaging is to make a product survive from where it's made to where it's consumer, which might take a year.

So my project was around making it simpler. We bought at the point of sale, we don't need a shelf life. We can use compostable materials. This is Drop Duo. This is basically like a mini bottling factory. It bottles drinks for you, taking municipal water, filtering it to perfection. And it's so small. it fits basically where, where vetting machines can't go. We're in concourses, we're in airports, we're in hotels right now. It is filling a drink, sealing it, and giving it to the customer right at the point of sale without shipping water, without needing polyetheylene, without needing aluminum. And it makes this 100% co-combustible bottle possible.

And this is Drop Refill, and it can make practically any drink, not just hints of flavor, but full flavored drinks like Tropical Energy, peach tea. You can also add boosts like Brain Boost with cognicant CD choline, vitamins, immunity, and electrolytes to replace your sports drinks.

And it has a fast laminar flow sout, so you can fill up your drink in just seconds. No one had ever tried to do this before. It was kind fo crazy making bottled rinks outta materials that are made not to last. And we didn't really know how to start. What do we start with - the bottle to make it super sustainable? Or do we start with the machine that makes the bottle possible?

We had to do both at the same time. This is where we make, uh, all of our compostible cartons. We fill it with HEPA filtered air. We can make one every about six seconds. Currently we are sitting in a 8,000 square foot warehouse in San Luis Obispo on the central coast of California. And we have a team of about 10 people. We do all of our own firmware software design.

We have a rapid protoyping studio here, and we also are making all these machines in California. It's not just to, you know, save shipping costs, it's, it's to support this country and our community. We wanna manufactur things as close to us as possible and get it to customers also as close as possible.

So that's why we manufacture all of our bottles in-house about 15 feet away from this camera. And we manufacture our machines in California. And also we just really want a , a close connection to our manufacturing facility so we can be on top of it in there, making sure everything's perfect. Current estimates are that 600 billion bottles are made every year. That's enough bottles that if you slack them end to end, can go from the surface of the earth to the moon and back over 130 times. Do we really want to keep doing it the same way?

We need something that is a systemic change. We should not be shipping water everywhere. And with simple filtration, we can get to the same level as bottled water and deliver it to them in a vessel that's made to last. It's useful life. A product shouldn't be designed to last multiple years that's only used for a few minutes at Drop Water. We're gonna make that systemic change. If you want to push this industry into a more sustainable future while also growing a company, starting on the ground floor, join our team.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "DROP WATER CORPORATION", FILED IN THIS OFFICE ON THE TENTH DAY OF NOVEMBER, A.D. 2022, AT 1:27 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5452654 8100
SR# 20223990008

Authentication: 204830549
Date: 11-10-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:27 PM 11/10/2022
FILED 01:27 PM 11/10/2022
SR 20223990008 - File Number 5452654

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF DROP WATER CORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Drop Water Corporation, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Drop Water Corporation and that this corporation was originally incorporated pursuant to the General Corporation Law on December 19, 2013 under the name Bottle Tree Water Corporation.

2. That the Board of Directors of the Corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Drop Water Corporation (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 45,500,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 27,797,743 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. **COMMON STOCK**

1. **General**. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. **Voting**. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); *provided, however,* that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. **PREFERRED STOCK**

Of the authorized Preferred Stock of the Corporation, 14,862,408 shares are hereby designated "**Series A Preferred Stock**", 514,145 shares are hereby designated "**Series A-1 Preferred Stock**", 2,360,489 shares are hereby designated "**Series A-2 Preferred Stock**" and 10,060,701 shares are hereby designated "**Series Seed Preferred Stock**" (the Series A Preferred Stock, the Series A-1 Preferred Stock and the Series A-2 Preferred Stock, collectively, the "**Combined Series A Preferred Stock**"), with the following rights, preferences, powers and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections and Sections of Part B of this Article Fourth.

The "**Original Issue Price**" shall mean (i) $0.70648 per share for the Series A Preferred Stock, (ii) $0.56519 per share for the Series A-1 Preferred Stock, (iii) $0.60051 per share for the Series A-2 Preferred Stock, and (v) $0.33 per share for the Series Seed Preferred Stock, in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable series of Preferred Stock.

1. **Dividends**.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable solely in shares of Common Stock) in any calendar year unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, dividends on each outstanding share of Preferred Stock in an amount for such calendar year at least equal to the greater of (x) the applicable Dividend Rate (as defined below) and (y) (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of the Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such

Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of the Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price for such series of Preferred Stock; *provided* that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of a series of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend for such series of Preferred Stock. The right to receive dividends on shares of Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on such shares are not declared or paid. Payment of any dividends to the holders of Preferred Stock shall be on a pro rata, pari passu basis in proportion to the Dividend Rates for each series of Preferred Stock. "**Dividend Rate**" shall mean an annual rate of (i) $0.0565 per share for the Series A Preferred Stock, (ii) $0.0452 per share for the Series A-1 Preferred Stock, (iii) $0.0480 per share for the Series A-2 Preferred Stock, and (v) $0.0264 per share for the Series Seed Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable series of Preferred Stock.

2. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

2.1 **Preferential Payments to Holders of Preferred Stock**. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a pari passu basis among each other, the greater of (i) an amount per share equal to one times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, payable before any payment shall be made to the holders of Common Stock by reason of their ownership thereof (the amounts payable pursuant to this clause (i) are hereinafter referred to as the "**Preferred Liquidation Amounts**"), or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock and all such other series of Preferred Stock were converted into Common Stock) been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If, upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 **Payments to Holders of Common Stock**. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Preferred Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, as applicable, the assets of the Corporation available for distribution to its stockholders and not payable to the holders of shares of Preferred Stock pursuant to Section 2.1, and (b) a Deemed Liquidation Event, after the payment in full of all Preferred Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, as applicable, the consideration available for distribution to the stockholders of the Corporation and not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the Available Proceeds not payable to the holders of shares of Preferred Stock pursuant to Section 2.1, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 **Deemed Liquidation Events.**

2.3.1 **Definition**. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least sixty-six and seven-tenths percent (66.7%) of the outstanding shares of Preferred Stock voting together as a single class on an as-converted to Common Stock basis (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 **Effecting a Deemed Liquidation Event.**

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2. Notwithstanding the foregoing, this Section 2.3.2(a) shall not apply to a Deemed Liquidation Event that is a SPAC Transaction (as defined below).

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable amount per share that the holders of each series of Preferred Stock are entitled to receive under Sections 2.1 and 2.2. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. If the Requisite Holders request to have all outstanding shares of Preferred Stock redeemed pursuant to this Section 2.3.2(b), the Corporation shall send written notice (the "**Redemption Notice**") to each holder of record of Preferred Stock not less than ten days prior to the date of redemption (the "**Redemption Date**") stating: (A) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice; (B) the Redemption Date and the price per share that the holder will receive (the "**Redemption Price**"); (C) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Section 4.1); and (D) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed. On or before the Redemption Date, each holder of shares of Preferred Stock to be redeemed on the Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate, instrument or book entry representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except (1) as contemplated by such Deemed Liquidation Event or to discharge expenses incurred in connection with such Deemed Liquidation Event; (2) in the ordinary course of business; or (3) as approved by the Board of Directors. Notwithstanding the foregoing, this Section 2.3.2(b) shall not apply to a Deemed Liquidation Event that is a SPAC Transaction.

2.3.3 **Amount Deemed Paid or Distributed**. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors, including the approval of at least one Preferred Director (as defined below)

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Initial Consideration.

3. **Voting.**

3.1 **General**. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 **Election of Directors**. The holders of record of the shares of Combined Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Series A Director**"), the holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Series Seed Director**" and together with the Series A Director, each a "**Preferred Director**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Corporation; *provided, however,* that any initial director or directors that any class or classes or series of Preferred Stock shall be entitled to elect in accordance with the foregoing may also be appointed by the Board of Directors, acting by a majority of the sitting directors, regardless of whether any such sitting directors are elected by any particular class or classes or series of capital stock, without any action by the holders of such class or classes or series of Preferred Stock. Any director elected (or appointed) as provided in the preceding sentence may be removed with or without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Combined Series A Preferred Stock, Series Seed Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2 (and to the extent any of such directorships is not otherwise filled by a director appointed by the Board of Directors in accordance with the first sentence of this Section 3.2), then any directorship not so filled shall remain vacant until such time as the holders of the Combined Series A Preferred Stock, Series Seed Preferred Stock or Common

Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; provided that, in the event any such directorship remains unfilled for more than 90 consecutive days, a majority of the remaining then-sitting directors shall have the right to elect a new director to fill such vacancy until the earlier of (i) the time of the next annual meeting of the Company's stockholders, or (ii) such time when the holders of the shares of the class or series of capital stock entitled to elect such director or directors elect a person to fill such directorship. No vacancy in a directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship elected by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2. The rights of the holders of the Combined Series A Preferred Stock under the first sentence of this Section 3.2 shall terminate on the first date following the Series A Original Issue Date (as defined below) on which there are issued and outstanding less than 4,434,261 shares of Combined Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Combined Series A Preferred Stock). The rights of the holders of the Series Seed Preferred Stock under the first sentence of this Section 3.2 shall terminate on the first date following the Series A Original Issue Date on which there are issued and outstanding less than 2,515,176 shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series Seed Preferred Stock).

3.3 **Preferred Stock Protective Provisions**. At any time when at least 7,176,709 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock or any series thereof;

3.3.3 create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any new class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.4 increase or decrease the authorized number of shares of any class or series of capital stock of the Corporation;

3.3.5 purchase or redeem (or permit any subsidiary to purchase or redeem), or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, or (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service pursuant to the applicable agreement at no greater than the original purchase price thereof or as approved by the Board of Directors, including the approval of at least one Preferred Director;

3.3.6 increase or decrease the authorized number of directors constituting the Board of Directors; or

3.3.7 create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan.

3.4 **Combined Series A Preferred Stock Protective Provisions**. At any time when at least 4,434,261 shares of Combined Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Combined Series A Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of (i) at least fifty-five percent (55%) of the outstanding shares of Combined Series A Preferred Stock as long as fewer than 10,659,708 shares of Combined Series A Preferred Stock are outstanding, (ii) at sixty percent (60%) of the outstanding shares of Combined Series A Preferred Stock as long as more than 12,075,176 and fewer than 14,198,379 shares of Combined Series A Preferred Stock are outstanding, and (iii) at least sixty-six and seven-tenths percent (66.7%) of the outstanding shares of Combined Series A Preferred Stock as long as more than 14,198,379 shares of Combined Series A Preferred Stock are outstanding; provided that the numbers of shares in (i), (ii) and (iii) shall be subject to appropriate adjustment in the event of any stock dividend, stock split, combination or similar recapitalization with respect to the Combined Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.4.1 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Combined Series A Preferred Stock or any series thereof;

3.4.2 create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any new class or series of capital stock that ranks senior to the Combined Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.4.3 increase or decrease the authorized number of shares of any series of Combined Series A Preferred Stock; or

3.4.4 purchase or redeem (or permit any subsidiary to purchase or redeem) any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, or (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service pursuant to the applicable agreement at no greater than the original purchase price thereof or as approved by the Board of Directors, including the approval of at least one Preferred Director.

4. **Optional Conversion**. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 **Right to Convert.**

4.1.1 **Conversion Ratio**. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" shall, as of the date of the filing of this Amended and Restated Certificate of Incorporation, be equal to (i) $0.70648 for the Series A Preferred Stock, (ii) $0.56519 for the Series A-1 Preferred Stock, (iii) $0.60051 for the Series A-2 Preferred Stock, and (v) $0.33 for the Series Seed Preferred Stock. Such Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 **Termination of Conversion Rights**. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; *provided* that the foregoing termination of Conversion Rights shall not affect the amounts otherwise paid or payable in accordance with Section 2.1 to the holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event (other than a Deemed Liquidation Event that is a SPAC Transaction).

4.2 **Fractional Shares**. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded down to the nearest whole share.

4.3 **Mechanics of Conversion.**

4.3.1 **Notice of Conversion**. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b) if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Preferred Stock represented by any surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 **Reservation of Shares**. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 **Effect of Conversion**. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of such series of Preferred Stock accordingly.

4.3.4 **No Further Adjustment**. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 **Taxes**. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 **Adjustments to Preferred Stock Conversion Price for Diluting Issues.**

4.4.1 **Special Definitions**. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Series A Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any particular series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on (A) such series of Preferred Stock; or (B) multiple series of Preferred Stock that include such series of Preferred Stock if such series of Preferred Stock receives at least a pro rata share of such dividend or distribution;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 and 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors, including at least one Preferred Director;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors, including at least one Preferred Director;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors, including at least one Preferred Director; or

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided* that such issuances are approved by the Board of Directors, including at least one Preferred Director.

(b) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "**Series A Original Issue Date**" shall mean the date on which the first share of Combined Series A Preferred Stock was issued.

4.4.2 **No Adjustment of Preferred Stock Conversion Price.** No adjustment in the Conversion Price of any series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from (a) the Requisite Holders; or (b) the holders of at least a majority of the then outstanding shares of such series of Preferred Stock, agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 **Deemed Issue of Additional Shares of Common Stock.**

(a) If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of

Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 **Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock**. In the event the Corporation shall at any time after the Series A Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "$\mathbf{CP_2}$" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "$\mathbf{CP_1}$" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "**A**" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "**B**" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "**C**" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 **Determination of Consideration**. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) **Cash and Property**. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b) **Options and Convertible Securities**. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such

Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 **Multiple Closing Dates.** In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4 then, upon the final such issuance, the Conversion Price for such series of Preferred Stock shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances).

4.5 **Adjustment for Stock Splits and Combinations**. If the Corporation shall at any time or from time to time after the Series A Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 **Adjustment for Certain Dividends and Distributions**. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of each series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price of each such series of Preferred Stock then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock shall be adjusted pursuant to this Section 4.6 as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 **Adjustments for Other Dividends and Distributions**. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 **Adjustment for Merger or Reorganization, etc**. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of each series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 **Certificate as to Adjustments**. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event no later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for each series of Preferred Stock held by such holder, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of each such series of Preferred Stock.

4.10 **Notice of Record Date.** In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten days prior to the record date or effective date for the event specified in such notice.

5. **Mandatory Conversion.**

5.1 **Trigger Events.** All outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1, upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in gross proceeds to the Corporation of at least $40,000,000.00 and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, (b) immediately prior to the effectiveness of the registration statement in connection with the initial listing of the Common Stock (or other equity securities of the Corporation) on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors by means of an effective registration statement filed by the Corporation with the Securities and Exchange Commission, without a related underwritten offering of such Common Stock (or other equity securities), resulting in gross proceeds to the Corporation of at least $40,000,000.00; (c) immediately prior to the consummation of a transaction or series of related transactions by merger, consolidation, share exchange or otherwise of the Corporation with a publicly-traded "special purpose acquisition company" or its subsidiary (collectively, a "**SPAC**"), immediately following the consummation of which the common stock or share capital of the SPAC or its successor entity is listed on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors (such transaction or series of related transactions, the "**SPAC Transaction**"); and (d) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (any of (a), (b), (c) or (d), the "**Mandatory Conversion Time**"). Such automatically converted shares of Preferred Stock may not be reissued by the Corporation. For the avoidance of doubt, upon automatic conversion of all outstanding shares of Preferred

Stock into shares of Common Stock immediately prior to a SPAC Transaction pursuant to clause (b) of the first sentence of this Section 5.1, all rights of the Preferred Stock under Section 2 with respect to preferential payments (or any other payments that may otherwise differ from distributions to Common Stock) will terminate, and no such rights shall apply with respect to the SPAC Transaction.

5.2 **Procedural Requirements**. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof or issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof; and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. **Redemption**. The shares of Preferred Stock shall not be redeemable by any holder thereof, except as may be otherwise provided herein.

7. **Redeemed or Otherwise Acquired Shares**. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

8. **Waiver**. Except as otherwise set forth herein or required by law, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders; and (b) any of the rights, powers, preferences and other terms of a series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the then outstanding shares of such series of Preferred Stock.

9. **Notices**. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors; *provided*, *however*, that, so long as the holders of Preferred Stock are entitled to elect at least one Preferred Director, the affirmative vote the one Preferred Director shall be required for the authorization by the Board of Directors of any of the matters set forth in Section 5.5 of the Investors' Rights Agreement, dated on or about the Series A Original Issue Date, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or elimination of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to, such amendment, repeal or elimination.

All references to an officer of the Corporation in this Article Ninth shall mean a person who is an officer of the Corporation for purposes of Section 102(b)(7) of the General Corporation Law.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal, modification or elimination of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal, modification or elimination; or (b) increase the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal, modification or elimination.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an officer or employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this

Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

(*signature page follows*)

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on November 10, 2022.

By: /s/ Scott Edwards
Scott Edwards, Chief Executive Officer